

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Guy Gecht
Chief Executive Officer
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

     Re: **Electronics For Imaging, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 9, 2011
             Form 10-Q for the Quarterly Period Ended March 31, 2011
             Filed May 10, 2010
             File No. 000-18805

Dear Mr. Gecht:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kathleen Collins

                         Kathleen Collins
                         Accounting Branch Chief